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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CBOE HOLDINGS, INC.
(Name of Subject Company)

CBOE HOLDINGS, INC.
(Name of Filing Person)

Class A-1 Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Numbers of Class of Securities)

Joanne Moffic-Silver
Executive Vice President, General Counsel & Corporate Secretary
CBOE Holdings, Inc.
400 South LaSalle Street
Chicago, Illinois 60605
(312) 786-5600
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

With a copy to:
David McCarthy
Richard Miller
Schiff Hardin LLP
233 S. Wacker Drive
Chicago, Illinois 60606
(312) 258-5500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$149,592,825	$10,666

(1)
Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of a total of 6,648,570 shares of the outstanding class A-1 common stock, par value $0.01 per share, at the tender offer price of $22.50 per share.

(2)
The fee is $71.30 per $1,000,000 of the aggregate offering amount (or .00007130 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO relates to the offer by CBOE Holdings, Inc., a Delaware corporation (the "Company"), to purchase up to 6,648,570 shares of its class A-1 common stock, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price of $22.50 per share, in cash, without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2010 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as each may be amended and supplemented from time to time, together constitute the "Offer."

        This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively, is incorporated herein by reference in response to all of the Items of this Schedule TO as more particularly described below.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in "Summary Term Sheet/Questions and Answers About Our Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)   The information set forth in "Introduction" and Section 10 ("Certain Information Concerning Us") of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the cover page and in "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in Section 7 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)   This Tender Offer Statement is filed by the subject company. The information set forth in Section 10 ("Certain Information Concerning Us") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)   The following information set forth in the Offer to Purchase is incorporated herein by reference:

  –
  Section 1 ("Number of Shares; Expiration Date");
  –
  Section 2 ("Purpose of the Offer");
  –
  Section 3 ("Procedures for Tendering Shares");
  –
  Section 4 ("Acceptance for Payment and Payment for Shares");
  –
  Section 5 ("Withdrawal Rights");
  –
  Section 6 ("Conditions of the Offer")
  –
  Section 9 ("Certain Effects of the Offer");
  –
  Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");
  –
  Section 13 ("Income Tax Consequences"); and
  –
  Section 14 ("Extension of the Offer; Termination; Amendment").

        (b)   This information is not currently available and will be provided by amendment.

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ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth in Section 10 ("Certain Information About Us") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a), (b) and (c) The information set forth in Section 2 ("Purpose of the Offer") and Section 9 ("Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)   The information set forth in Section 8 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (b)   Not applicable.

        (d)   Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        Not applicable

ITEM 10.    FINANCIAL STATEMENTS.

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)   The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS

        The exhibits listed in the Exhibit Index on the page immediately following the signature page are filed as part of this Schedule TO.

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 SIGNATURE

        After due inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2010	CBOE HOLDINGS, INC.
	By:	/s/ JOANNE MOFFIC-SILVER Joanne Moffic-Silver Executive Vice President, General Counsel & Corporate Secretary

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 EXHIBIT INDEX

99(a)(1)(i)	Offer to Purchase, dated October 13, 2010.
99(a)(1)(ii)	Letter of Transmittal.
99(a)(5)(i)	Letter to Shareholders from William J. Brodsky, Chairman and Chief Executive Officer of CBOE Holdings, Inc., dated October 13, 2010.
99(a)(5)(ii)	Press Release, dated October 13, 2010.
99(d)(2)	Amended and Restated Certificate of Incorporation of CBOE Holdings, Inc. (incorporated by reference to Annex C to the Registration Statement on Form S-4 (333-140574) of CBOE Holdings, Inc.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX